Filed Pursuant to Rule 433
Registration No. 333-134553

Indicative Terms and Conditions, March 27, 2007	Telephone: +1 212 526 8163

100% Principal Protected Lehman
“Wedding Cake” Crude Oil-Linked Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (A1/A+/A+)

Issue Size:	$[TBD]

CUSIP:	[ ]

Trade Date:	March [ ], 2007

Issue Date:	Trade Date plus [10] Business Days

Valuation Date:	5 Exchange Business Days prior to the Maturity Date

Maturity Date:	[Issue Date plus 1 year and 1 day], or if such date is not a Business Day, subject to adjustment in accordance with the Business Day Convention

Issue Price:	100.0%

Crude Oil:	Light sweet crude oil

Crude Oil Contract:

The first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for light, sweet crude oil traded on the Relevant Exchange.

Crude Oil Price:

The official settlement price of the Crude Oil Contract, expressed as the U.S. dollar price per barrel of Crude Oil, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event).

Redemption Amount:	A single U.S. dollar payment on the Maturity Date equal to the principal amount of the notes plus the Supplemental Redemption Amount, if any

Supplemental Redemption Amount:	A single U.S. dollar payment equal to the principal amount of the notes multiplied by:
[15.0]%	If Crude OilREF is strictly within the First Barrier Range on each Exchange Business Day during the Observation Period

[7.5]%	If Crude OilREF is

(a)	outside the First Barrier Range on any

Exchange Business Day during the Observation Period; but

	(b)	strictly within the Second Barrier Range on each Exchange Business Day during the Observation Period

	[5.0]%	If Crude OilREF is

	(a)	outside the First Barrier Range and the Second Barrier Range on any Exchange Business Day during the Observation Period; but

	(b)	strictly within the Third Barrier Range on each Exchange Business Day during the Observation Period

	[0.0]%	If Crude OilREF is outside the First Barrier Range, the Second Barrier and the Third Barrier Range on any Exchange Business Day during the Observation Period

Observation Period:	From and including the Trade Date to and including the Valuation Date.

Crude OilREF:	For any Exchange Business Day within the Observation Period, the Crude Oil Price on such Exchange Business Day.

First Barrier Range:	From (but not including) the First Lower Barrier to (but not including) the First Upper Barrier.

	First Lower Barrier:	First Upper Barrier

	[TBD] (equal to the Crude Oil Strike * [85.0]%)	[TBD] (equal to the Crude Oil Strike * [120.0]%)

Second Barrier Range:	From (but not including) the Second Lower Barrier to (but not including) the Second Upper Barrier.

	Second Lower Barrier:	Second Upper Barrier:

	[TBD] (equal to the Crude Oil Strike * [80.0]%)	[TBD] (equal to the Crude Oil Strike * [125.0]%)

Third Barrier Range:	From (but not including) the Third Lower Barrier to (but not including) the Third Upper Barrier.

	Third Lower Barrier:	Third Upper Barrier:

	[TBD] (equal to the Crude Oil Strike * [75.0]%)	[TBD] (equal to the Crude Oil Strike * [135.0]%)

Crude Oil Strike:	$[TBD] (equal to the Crude Oil Price on the Trade Date)

Relevant Exchange	The NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc., or its successor; or, if NYMEX is no longer the principal exchange or trading market for Crude Oil options or futures contracts, such other exchange or principal trading market for Crude Oil as determined in good faith by the Calculation Agent which serves as the source of prices for Crude Oil, and any principal exchanges where options or futures contracts on Crude Oil are traded.

Disruption Events:

If a Disruption Event identified in clauses (A), (B) or (C) below is in effect on any Exchange Business Day during the Observation Period to but excluding the earlier of the earlier of (i) the Valuation Date and (ii) the Exchange Business Day on which Crude OilREF was first outside the Third Barrier Range, the Crude Oil Price for such Exchange Business Day will be the Crude Oil Price on the immediately preceding Exchange Business Day on which such Disruption Event was not in effect; provided that, if the Disruption Event is continuing for any consecutive period of five or more Exchange Business Days (measured from and including the first Exchange Business Day on which the Disruption Event was in effect), the Calculation Agent will determine the Crude Oil Price on the sixth consecutive Exchange Business Day, and for each consecutive Exchange Business Day thereafter, in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price, and any other information that in good faith it deems relevant.

If a Disruption Event identified in clauses (D) or (E) below is in effect on any Exchange Business Day during the Observation Period to but excluding the earlier of the earlier of (i) the Valuation Date and (ii) the Exchange Business Day on which Crude OilREF was first outside the Third Barrier Range, the Calculation Agent will determine Crude OilREF applicable to such Exchange Business Day in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price and any other information that in good faith it deems relevant.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

	(A)	the suspension of or material limitation on trading in the Crude Oil Contract or Crude Oil, or futures contracts or options related to the Crude Oil Contract or Crude Oil, on the Relevant Exchange;

(B)

either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Crude Oil Contract or Crude Oil, or futures contracts or options related to the Crude Oil Contract or Crude Oil, on the Relevant Exchange, or (ii) the disappearance of, or of trading in, Crude Oil;

	(C)	the failure of the Relevant Exchange to publish the official daily settlement price for that day for the Crude Oil Contract (or the information necessary for determining the settlement price);

	(D)	the occurrence since the Trade Date of a material change in the content, composition, or constitution of Crude Oil or the Crude Oil Contract; or

	(E)	the occurrence since the Trade Date of a material change in the formula for or the method of calculating the settlement price of the Crude Oil Contract.

For the purpose of determining whether a Disruption Event has occurred:

(1)

a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange;

(2)

a suspension in trading on the Relevant Exchange (without taking into account any extended or after-hours trading session), in the Crude Oil Contract, by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event; and

(3) a suspension of or material limitation on trading on the Relevant Exchange will not include any time when the Relevant Exchange is closed for trading under ordinary circumstances.

Exchange Business Day

A day, as determined by the Calculation Agent, on which the Relevant Exchange is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange closing prior to its scheduled closing time).

Business Days	New York

Business Day Convention	Following

Underwriter:	Lehman Brothers Inc.

Calculation Agent	Lehman Brothers Commodity Services Inc.

Denomination:	$1,000 and integral multiples of $1,000

Issue Type:	US MTN

 Risk Factors

An investment in the notes is subject to risks associated with the performance of the price of light sweet crude oil

The return on the notes at maturity is entirely dependent on the performance of the Crude Oil Contract and Crude Oil.  Because the notes do not bear interest, your return on the notes will depend solely on the Supplemental Redemption Amount, if any, paid on the Maturity Date, which in turn is dependent on Crude OilREF on each Exchange Business Day during the Observation Period.  If Crude OilREF on any Exchange Business Day during the Observation Period is outside the First Barrier Range, the maximum Supplemental Redemption Amount you can receive on the notes will be [7.5]%.  If Crude OilREF on any Exchange Business Day during the Observation Period is outside both the First Barrier Range and the Second Barrier Range, the maximum Supplemental Redemption Amount you can receive on the notes will be [5.0]%.  If Crude OilREF on any Exchange Business Day during the Observation Period is outside the First Barrier Range, the Second Barrier Range and the Third Barrier Range, no Supplemental Redemption Amount will be payable on the notes (i.e., the Supplemental Redemption Amount will be zero), and you will receive at maturity only the return of their principal invested.

Because the notes are linked solely to the Crude Oil Contract, an investment in the notes will be less diversified than other notes linked to a broader range of commodities or products, and therefore could experience greater volatility and may carry risks similar to a concentrated securities or other investment in Crude Oil.  The price of Crude Oil is primarily affected by the global demand for and supply of Crude Oil. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of Crude Oil. Crude Oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for Crude Oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for Crude Oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. A decrease in the price of any of these commodities may have a material adverse effect on the price of Crude Oil and the return on an investment in the notes.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The price of Crude Oil will affect the market value of the notes. It is expected that the market value of the notes will depend on where the Crude Oil Price is trading relative to the Crude Oil Strike and the First, Second and Third Barrier Ranges.  Although the notes are principal-protected if held to maturity, if you choose to sell your notes when the Crude Oil Price has traded at a level outside the one or more of the three Barrier Ranges, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of Crude Oil and, therefore, the value of your notes.

Changes in the volatility of Crude Oil and the Crude Oil Contract are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of Crude Oil or the Crude Oil Contract increases or decreases, the market value of the notes may be adversely affected. The volatility of Crude Oil and the Crude Oil Contract is affected by a variety of factors, including weather, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in Crude Oil and futures contracts, including the Crude Oil Contract.

Active trading in crude oil options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the notes.  Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc., actively trade the Crude Oil Contract, Crude Oil and various commodities derived from crude oil on a spot and forward basis and other contracts and products in or related to crude oil (including the Crude Oil Contract) and such related commodities (including futures contracts, options on futures contracts and options and swaps on the underlying commodities).  Lehman Brothers Holdings Inc., Lehman Brothers Inc. or their affiliates may also issue or underwrite other financial instruments with returns indexed to the prices of crude oil or futures contracts on crude oil and derivative commodities. These trading and underwriting activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or their affiliates, or by unaffiliated third parties, could adversely affect the value of the Crude Oil Contract, which could in turn affect the return on and the value of the notes.

Membership on NYMEX.  Lehman Brothers Commodity Services Inc. is a member of NYMEX and, from time to time, employees of Lehman Brothers Commodity Services Inc. may serve on the NYMEX settlement committee and other committees. These activities could affect the settlement price of the Crude Oil Contract.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

Lack of regulation by the CFTC.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc. The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell Crude Oil Contracts on the Relevant Exchange for the benefit of holders of the notes. The notes are not themselves Crude Oil Contracts, and an investment in the notes does not constitute either an investment in Crude Oil Contracts or in a collective investment vehicle that trades in Crude Oil Contracts or Crude Oil.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to Crude Oil.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of Crude Oil. These views are sometimes communicated to clients who participate in Crude Oil or natural resource markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in Crude Oil or natural resource markets may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate Crude Oil or natural resource markets and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Crude Oil price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to Crude Oil. Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Crude Oil price movements constitutes a recommendation as to the merits of an investment in your notes.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I.

Information on the Crude Oil Contract

The Futures Markets

An exchange-traded futures contract, such as the Crude Oil Contract, provides for the future purchase and sale of a specified type and quantity of a commodity. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

Futures contracts are traded on organized exchanges such as NYMEX, known as “contract markets”, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.  The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction.  U.S. futures markets, as well as brokers and market participants, are subject to regulation by the CFTC.  Because the notes do not constitute futures contracts or commodity options subject to the Commodity Exchange Act, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC.

The Crude Oil Contract

The Supplemental Redemption Amount payable on the Maturity Date, if any, will be determined by reference to the daily settlement price of the Crude Oil Contract traded on NYMEX.  Lehman Brothers Holdings Inc. has derived all information regarding the Crude Oil Contract and NYMEX from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, NYMEX.  Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of such information.

The Crude Oil Contract trades in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The Crude Oil Contract provides for delivery of several grades of domestic and internationally traded foreign crude oils. It may be settled by delivery of West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet or South Texas Sweet.

A “first nearby month” contract is the contract next scheduled for settlement. For example, as of March 27, 2006, the front-month light, sweet crude oil futures contract was the May 2007 futures contract, which is a contract for delivery of light, sweet crude oil in May 2007.

The following summarizes selected specifications relating to the Crude Oil Contract traded on the NYMEX:

Trading Unit:  1,000 U.S. barrels (42,000 gallons)

Price Quotation:  U.S. dollars and cents per barrel

Minimum Price Fluctuation:  $.01 per barrel ($10.00 per contract)

Maximum Daily Price Fluctuation: $10.00 per barrel ($10,000 per contract). If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $10.00 per barrel in either direction. If another halt were triggered, the market would continue to be expanded by $10.00 per barrel in either direction after each successive five-minute trading halt. There is no maximum price fluctuation limit during any one trading session.

Last Trading Day: Trading terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month. If the 25th calendar day of the month is a non-business day, trading shall cease on the third business day prior to the business day preceding the 25th calendar day.  For example, trading for the May 2007 futures contract, which is a contract for delivery of light, sweet crude oil in April 2007, ended on March 20, 2007 .

Deliverable Grades: Specific domestic crudes with 0.42% sulfur by weight or less, not less than 37(degree) API gravity nor more than 42(degree) API gravity. The following domestic crude streams are deliverable: West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet, South Texas Sweet. Specific foreign crudes of not less than 34(degree) API nor more than 42(degree) API. The following foreign streams are deliverable: U.K. Brent and Forties, for which the seller shall receive a $.30 per barrel discount below the final settlement price; Norwegian Oseberg Blend is delivered at a $.55-per-barrel discount; Nigerian Bonny Light, Qua Iboe, and Colombian Cusiana are delivered at $.15 premiums.

Historical Prices

The following chart shows the daily closing price for the Crude Oil Contract on NYMEX from March 18, 2002 through March 18, 2007, using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  The historical data on Crude Oil Contract prices is not necessarily indicative of the future performance of Crude Oil Contract prices, Crude OilREF or what the value of the notes may be.  Fluctuations in Crude Oil Contract prices make it difficult to predict whether Crude OilREF will remain within one or more of the First, Second or Third Barrier Ranges and, consequently, whether any Supplemental Redemption Amount will be payable at maturity or what that Supplemental Redemption Amount may be.  Historical fluctuations in Crude Oil Contract prices may be greater or lesser than fluctuations in the Crude Oil Contract price experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

The Supplemental Redemption Amount payable on the notes will be certain specified percentages times the principal amount of notes.  Investors will receive the maximum Supplemental Redemption Amount of [15.0]% if Crude OilREF remains within the First Barrier Range (i.e., strictly between the First Lower Barrier and the First Upper Barrier) on each Exchange Business Day during the Observation Period.  The maximum Supplemental Redemption Amount thereafter will decrease depending on whether Crude OilREF on any Exchange Business during the Observation Period is outside the First Barrier Range but within the Second Barrier Range, or is outside the Second Barrier Range but within the Third Barrier Range.  If Crude OilREF is outside the First Barrier Range on any Exchange Business Day within the Observation Period but is within the Second Barrier Range (i.e., strictly between the Second Lower Barrier and the Second Upper Barrier)  on each Exchange Business Day during the Observation Period, the investor will receive a Supplemental Redemption Amount of [7.5]%.  If Crude OilREF is outside the First and Second Barrier Ranges on any Exchange Business Day within the Observation Period but is within the

Third Barrier Range (i.e., strictly between the Third Lower Barrier and the Third Upper Barrier) on .each Exchange Business Day during the Observation Period, the investor will receive a Supplemental Redemption Amount of [5.0]%.  If Crude OilREF on any Exchange Business Day during the Observation Period is outside the Third Barrier Range, no Supplemental Redemption Amount will be payable on the notes (i.e., the Supplemental Redemption Amount will be zero), and noteholders will receive at maturity only the return of their principal invested.

The table below illustrates the hypothetical Redemption Amount at maturity (including the payment of the applicable Supplemental Redemption Amount, if any) per $1,000 in principal amount of notes, based on a hypothetical trading range for Crude OilREF during the Observation Period and, based on this hypothetical trading range, whether Crude OilREF hypothetically (a) remained strictly within the First Barrier Range, (b) was outside the First Barrier Range but strictly within the Second Barrier Range, (c) was outside the Second Barrier Range but strictly within the Third Barrier Range, or (d) was outside the Third Barrier Range.  For purposes of these examples, (i) Crude Oil Strike was hypothetically set at $60.00, (ii) the First Upper Barrier and First Lower Barrier were hypothetically set at $72.00 and $51.00, respectively, (iii) the Second Upper Barrier and Second Lower Barrier were hypothetically set at $75.00 and $48.00, respectively, and (iv) the Third Upper Barrier and Third Lower Barrier were hypothetically set at $81.00 and $45.00, respectively.  The actual First, Second and Third Barrier Ranges will be set on the Trade date, based on the Crude Oil Strike, which will also be set on the Trade Date.  The following results are based solely on the hypothetical examples cited; the First, Second and Third Barrier Ranges, as well as the trading performance of Crude OilREF has been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the Crude Oil Price.   High and low Crude OilREF values in the table below have been rounded for ease of analysis.

Crude OilREF during the Observation Period		Was Crude OilREF strictly within the First Barrier Range during the Observation Period	Was Crude OilREF strictly within the Second Barrier Range during the Observation Period	Was Crude OilREF strictly within the Third Barrier Range during the Observation Period	Supplemental Redemption Amount	+	Principal	=	Redemption Amount
High	Low
$61	$59	Yes	Yes	Yes	$150.00	+	$1,000.00	=	$1,150.00
$62	$58	Yes	Yes	Yes	$150.00	+	$1,000.00	=	$1,150.00
$65	$55	Yes	Yes	Yes	$150.00	+	$1,000.00	=	$1,150.00
$68	$52	Yes	Yes	Yes	$150.00	+	$1,000.00	=	$1,150.00
$70	$50	No	Yes	Yes	$75.00	+	$1,000.00	=	$1,075.00
$64	$50	No	Yes	Yes	$75.00	+	$1,000.00	=	$1,075.00
$70	$50	No	Yes	Yes	$75.00	+	$1,000.00	=	$1,075.00
$75	$46	No	No	Yes	$50.00	+	$1,000.00	=	$1,050.00
$70	$47	No	No	Yes	$50.00	+	$1,000.00	=	$1,050.00
$74	$44	No	No	No	$0.00	+	$1,000.00	=	$1,000.00
$73	$40	No	No	No	$0.00	+	$1,000.00	=	$1,000.00
$82	$42	No	No	No	$0.00	+	$1,000.00	=	$1,000.00
$75	$40	No	No	No	$0.00	+	$1,000.00	=	$1,000.00
$84	$45	No	No	No	$0.00	+	$1,000.00	=	$1,000.00

The following examples illustrate the returns for the selected Crude OilREF trading ranges indicated in the table above.

Example 1:  Crude OilREF  reached a high of $67.00 and a low of $57.00 during the Observation Period.  Because Crude OilREF remained strictly within the First Barrier Range, the Supplemental Redemption Amount is equal to $150.00 (15.0% times the principal amount of the notes) and the Redemption Amount payable at maturity is equal to $1,150.00.

Example 2:  Crude OilREF  reached a high of $73.00 and a low of $56.00 during the Observation Period.  Although the low Crude OilREF  remained above the First Lower Barrier, the high Crude OilREF exceeded the First Upper Barrier, so that the notes were no longer eligible to receive the 15.0% Supplemental Redemption Amount.  However, because the high Crude OilREF  during the Observation Period did remain strictly within the Second Barrier Range, the Supplemental Redemption Amount is equal to $75.00 (7.5% times the principal amount of the notes) and the Redemption Amount payable at maturity is equal to $1,075.00.

Example 3:  Crude OilREF  reached a high of $73.00 and a low of $49.00 during the Observation Period.  The high Crude OilREF exceeded the First Upper Barrier, but remained below the Second Upper Barrier.  The low Crude OilREF, traded below the First Lower Barrier but remained above the Second Lower Barrier.  As a result, the notes were no longer eligible to receive the 15.0% Supplemental Redemption Amount.  Nonetheless, because the low Crude OilREF  during the Observation Period did remain strictly within the Second Barrier Range, the Supplemental Redemption Amount is equal to $75.00 (7.5% times the principal amount of the notes) and the Redemption Amount payable at maturity is equal to $1,075.00.

Example 4:  Crude OilREF  reached a high of $79.00 and a low of $50.00 during the Observation Period.  While the high Crude OilREF exceeded the First Upper Barrier and the Second Upper Barrier, it remained below the Third Upper Barrier and the low Crude OilREF was below the First Lower Barrier, it remained above the Second Lower Barrier and the Third Lower Barrier.  As a result, the notes were no longer eligible to receive the 15.0% Supplemental Redemption Amount or the 7.5% Supplemental Redemption Amount.  Nonetheless, because Crude OilREF  during the Observation Period did remain strictly within the Third Barrier Range, the Supplemental Redemption Amount is equal to $50.00 (5.0% times the principal amount of the notes) and the Redemption Amount payable at maturity is equal to $1,050.00.

Example 5:  Crude OilREF  reached a high of $78.00 and a low of $42.00 during the Observation Period.  While the high Crude OilREF exceeded the First Upper Barrier and Second Upper Barrier, it remained below the Third Upper Barrier.  However, because the low Crude OilREF was below each of the First Lower Barrier, Second Lower Barrier and Third Lower Barrier, the notes were no longer eligible to receive any of the 15.0%, 7.5% or 5.0% Supplemental Redemption Amounts.  As a result, the Supplemental Redemption Amount is zero and the Redemption Amount payable at maturity is equal to the principal amount of $1,000.00.